Franklyn Resources III, Inc.
234-5149 Country Hills Blvd. N.W., Suite 429
Calgary, Alberta, Canada T3A 5K8

September 18, 2006

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 7010
Attention:  H. Roger Schwall, Esq. Assistant Director

Re:	Franklyn Resources III, Inc.
Form SB-2 Filed on August 2, 2006
File No. 333-136262

Ladies and Gentlemen:

Franklyn Resources III, Inc. (the “Company”), is filing amendment No. 1 to the captioned registration statement on Form SB-2 in response to the questions raised by the staff in its letter of comments dated August 31, 2006. Set forth below is the Company’s response to comments.

General

1.
Given the nature and size of the transaction being registered, advise us of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Rule 415(a)(1)(i) provides that securities may be registered for a continuous offering provided that the securities “are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary”

Aside from the fact that the neither the issuer nor a parent or subsidiary of the issuer is selling stock in this offering, we do not believe that the sale of common stock by the selling stockholders constitutes, in essence, an offering on behalf of the issuer for the following reasons.

•
The only sale by or on behalf of the issuer was the sale of securities in June and July 2006 in a private placement pursuant to a securities purchase agreement with five investors (the “Investors”), which was exempt from registration pursuant to Sections 4(2) and 4(6) of the Securities Act and Rule 506 of the Commission thereunder. That private placement constituted the primary offering by the Company.

•
The Investors made a $3.7 million investment in the Company. The largest investor was Barron Partners, which invested $3.1 million. In exchange for the $3.7 million investment, the Investors received (i) 390,087 shares of common stock, (ii) promissory notes in the principal amount of $3.7 million which, upon the filing of an amendment to the Company’s articles of incorporation and the filing of a certificate of designation, automatically become converted into a total of 5,692,307 shares of series A preferred stock, and (iii) warrants to purchase 6,342,858 shares of common stock at $.85 per share, 6,342,858 shares at $1.20 per share and 6,342,858 shares of common stock at $1.75 per share. The warrants with the $.85 and $1.20 exercise price are five year warrants, the warrant with an exercise price of $1.75 expires on December 31, 2006, if not exercised prior to that date. The Investors’ sole relationship with the Company then, as it is now, is as an investor. Since the stockholders have approved the amendment to the articles of incorporation, and the restated articles of incorporation and certificate of designation will be filed on or about September 28, 2006, being 20 days after a Schedule 14C was mailed to stockholders, in this letter, we are assuming that the notes are converted into common stock.

Securities and Exchange Commission
September 18, 2006

•
The Investors made an investment in the Company and they hold the risk of ownership. They have held the risk of ownership for their own accounts for more than three months already, and even after the registration is declared effective, they will continue to bear the risk of ownership thereafter.

•
The registration of the common stock was a condition subsequent to funding, not a condition precedent. As a result, the Investors bear the risk that the Company would fail or be unable to register the securities. Further, there is no market for the common stock, as a result of which the Investors are bearing the further risk of not being able to sell the shares, even if they are registered. The risks being borne by the Investors are further evidence that this is not an offering by or on behalf of the Company. The Company has already received the proceeds of its sale.

•
The number of securities issuable upon conversion of the series A preferred stock is fixed, subject only to the Company meeting agreed-upon levels of pre-tax earnings. There is no market component in the pricing of the series A preferred stock whereby the Investors would receive more shares if the market price drops. This is not a death spiral security. The Investors, not the Company, bear the risk of a decline in the stock price.

•
There are presently 14,246,385 shares of common stock outstanding. If all of the series A preferred stock is converted into common stock, the holders would own 5,723,307 shares of common stock, representing less than 30% of the shares of common stock which would be outstanding after such conversion.

•
By the terms of the series A preferred stock and the warrants, none of the Investors can own more than 4.9% of the outstanding common stock, computed in accordance with the beneficial ownership rules of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the certificate of designation, the warrants and the securities purchase agreement all provide that this provision cannot be amended. This provision principally affects Barron Partners since the other Investors have a significantly smaller interest in the Company. In this connection, it is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int’l., No. 00-7630. Within that Brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case, The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information” (emphasis added). Although the Company’s concern does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable. Similar case law with respect to the applicability of ownership caps can be found for Rule 13d-3. See e.g. Global Intellicom, Inc. v. Thomson Kernaghan et. al., Fed. Sec. L. Rep. (CCH) ¶90,534 (U.S.D.Ct S.D.N.Y 1999).

Securities and Exchange Commission
September 18, 2006

•
Barron does not have any control relationship with the Company. It has no right of board representation and the preferred stock is non-voting except for a very limited number of matters which require approval of the holders of 75% of the series A preferred stock. As a result, it has no ability directly or indirectly to control the actions of the Company either by contract or through management or the exercise of voting rights, and it has no special access to material non-public information concerning the Company.

•
The sale by the Investors of their shares is not analogous to an offering by the Company. In a Company offering, other than pursuant to a firm commitment offering, the Company does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared. The Investors made a cash investment, and the Company has received the proceeds from the sale of securities to Barron. Barron has a contractual right to have the Company’s register the common stock underlying its series A preferred stock and warrants, but the Company received the proceeds from the sale in June and July 2006.

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The rights under a registration rights agreement can not be equated with the actual registration of the common stock. It is not self-effecting and it does not automatically result in the registration statement being either filed or declared effective.

•
While the total number of shares of common stock that may be sold pursuant to the registration statement may be larger than the number of presently outstanding shares, as noted above, the number of shares issuable upon conversion of the series A preferred stock would constitute less than 30% of the outstanding shares after giving effect to the conversion of the preferred stock. The remaining registered shares are issuable upon exercise of warrants, and that exercise is dependent upon a market price which is greater than the exercise price of the warrants. Further, the warrants provide for an exercise price which is greater than the conversion price of the preferred stock. In order for the Investors to receive additional shares of common stock upon exercise of the warrant, they would have to make a further investment in the Company.

2.
We note that you currently are authorized to issue 25,000,000 shares of common stock, yet you register the resale of 25,141,968 shares with 14,636,472 presently outstanding. Please explain to us your basis for registering the resale of common stock that is not authorized.

The holders of approximately 97% of the Company’s common stock have approved an amendment to the Company’s articles of incorporation, which, among other provisions, increases the authorized common stock to 100,000,000 shares. The Company plans to file the amendment on or about September 28, 2006, which is 20 days after the information statement describing the action was mailed to stockholders. The Company will not request acceleration under the articles of incorporation have been amended to increase the authorized capital stock.

Securities and Exchange Commission
September 18, 2006

Selling Security Holders, page 9

3.
Disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services, if any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.

Each selling stockholder who is an affiliate or employee of a broker dealer has been named. The following sentence has been included under “Selling Stockholders”: “The selling stockholders who are affiliates and employees of broker-dealers purchased their shares in the ordinary course and, at the time of purchasing the securities they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.”

4.
Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by I of the selling shareholders. See Interpretation 1.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

The natural person who exercises voting and dispositive power for the securities owned by Barron Partners LP and JCAR Funds Ltd. has been identified in the original filing. We included in the amendment information identifying John P. O’Shea as the person who exercises voting and dispositive power over the securities owned by Mr. O’Shea’s IRA.

The Company would like to request acceleration as soon as possible after the articles of incorporation have been amended, which, as noted above, is expected to occur on or about September 28, 2006.

Very truly yours,

Bo Huang
Chief Executive Officer